

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2022

Josh Bayliss
Chief Executive Officer
Virgin Group Acquisition Corp. II
65 Bleecker Street
6th Floor
New York, NY 10012

   Re: Virgin Group Acquisition Corp. II
     Amendment No. 2 to Registration Statement on Form S-4
     Filed April 18, 2022
     File No. 333-262200

Dear Mr. Bayliss:

  We have reviewed your amended registration statement and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 24, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed on April 18, 2022

Background of the Business Combination, page 105

1. Please revise your added disclosure at the top of page 116 to disclose which party proposed the Backstop Investor Agreement, the initial terms of the proposed investment, and how the terms changed during your negotiations. In addition, please explain how the parties came to believe that a Backstop Investor Agreement would be necessary.

You may contact Patrick Kuhn at (202) 551-3308 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Dietrich King at (202) 551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services